

Nolan Bushnell · 2nd

CEO in Stealth Mode

Los Angeles, California, United States · 500+ connections ·

Contact info

CEO in Stealth Mode

 University of Utah

Experience

CEO in Stealth Mode
1 yr 6 mos

CEO in Stealth Mode
Jul 2019 – Present · 1 yr 6 mos

CEO
Jul 2019 – Present · 1 yr 6 mos
Greater Los Angeles Area

Board Member /CoFounder
HearGlass Inc.
Feb 2014 – Present · 6 yrs 11 mos
NY NY

A very cool system for hearing improvement and as a platform for wearable technology. Makes music sound better than ever and makes conversation in a noisy restaurant possible and fun.

CoFounder/Chairman
https://www.linkedin.com/company/modalVR

Feb 2016 – Present · 4 yrs 11 mos
Los Angeles

A company focused on industrial grade immersion. Over 10 people in the same construct ranging over 900,000 sq.ft. Truly as close to the Holodeck as has been created to date. Portable, powerful and immersive.

Founder Chairman
Snap Institute
Jan 2016 – Present · 5 yrs
Las Vegas, Nevada Area

We teach entrepreneural skills to high school students, graduates and those wishing to start new careers. The units are either 3 -12 week quarters using trade shows as a deep dive into industries. We will also have two week summer camps and weekend flash courses.

Founder
BrainRush Inc.
Aug 2010 – Present · 10 yrs 5 mos
Los Angeles

A powerful game engine for learning. We are a free service (think Zynga) with authoring tools for curriculum created by the world (think Wikipedia). We think these two powerful business models can create a sizable education company in just a few years.

Advisor
Anti Aging Games
Apr 2009 – Present · 11 yrs 9 mos
Los Angeles

Board Member
Virsix
2012 – 2015 · 3 yrs



Author: Finding the Next Steve Jobs
Net Minds, Simon & Schuster
2011 – 2013 · 2 yrs

CEO
uwink
Jan 2000 – Jan 2009 · 9 yrs 1 mo

Chairman

NeoEdge Networks, Inc.
2007 – 2009 · 2 yrs

Advisor
Atari Games
1989 – 1995 · 6 yrs

Chairman
Etak
Sep 1982 – Sep 1989 · 7 yrs 1 mo

Founder Chairman
Etak Inc
1982 – 1988 · 6 yrs
San Francisco Bay Area

Developed the first Automobile Navigation System

CEO
Chuck E Cheese
Feb 1976 – Nov 1983 · 7 yrs 10 mos



CEO
Atari Inc.
1970 – 1979 · 9 yrs

Founded and Designed the early technology

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Education



University of Utah
BSEE, Engineering , Business
1963 – 1968



Stanford University
1970 – 1970

Skills & endorsements

Start-ups · 99+

 Endorsed by **Max Shapiro and 82 others who are highly skilled at this**

Endorsed by **17 of Nolan's colleagues at** Inc.

Entrepreneurship · 99+

 Endorsed by **Stephen M. Meade and 74 others who are highly skilled at this**

Endorsed by **13 of Nolan's colleagues at** Inc.

Strategic Partnerships · 99+

 Endorsed by **Chuck Brooks and 33 others who are highly skilled at this**

Endorsed by **12 of Nolan's colleagues at** Inc.

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Recommendations

Received (13)   Given (11)

 **Edward Bevilacqua, JD**
Helping inmates & ex-felons break the chains of recidivism (for good!) a neuroscience-oriented approach to Success

April 14, 2016, Edward worked with Nolan but at different companies

Nolan changed personal entertainment; he changed family entertainment; and now he's about to change education --i going to be faster, better and way less expensive.

 **Richard "Glen" Hamilton**
Technology Entrepreneur - Biomedical Engineer

March 14, 2016, Richard "Glen" reported directly to Nolan

One of my best and most fun experiences in life was workin Nolan long ago in a younger life. I had already co-founded a sold a medical company and thought I knew everything abc innovation and growing a company until I met Nolan. Things learned with him have lasted for decades and helped ... See

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